Free Writing Prospectus

Filed Pursuant to Rule 433

Dated June 20, 2018

Registration Statement No. 333-207639-04

**PXING DETAILS**	$399+mm Mechanics Bank (CRART) 2018-1 Prime Auto

JOINT BOOKRUNNERS:	Credit Suisse(str), J.P. Morgan

CLS	$Total	$Offered	WAL	S&P	DBRS	BNCH	SPRD	YLD%	CPN%	$PRICE
A-1	75.000	71.250	0.27	A-1+	R-1(h)			2.450	2.45	100-00
A-2	103.000	97.850	1.00	AAA	AAA	EDSF	+26	2.886	2.86	99.99143
A-3	106.000	100.700	2.00	AAA	AAA	IntS	+35	3.167	3.14	99.98789
A-4	18.618	17.687	2.70	AAA	AAA	IntS	+45	3.318	3.29	99.98643
B	32.721	31.084	3.04	AA	AAA	IntS	+70	3.591	3.56	99.98739
C	38.973	37.024	3.58	A	A(h)	IntS	+100	3.908	3.87	99.97823
D	25.010	23.759	4.03	BBB	BBB(h)	IntS	+145	4.371	4.33	99.99380

*Expected Settle:	06/28/18	*Format:	SEC-Registered
*First Pay Date:	07/16/18	*ERISA:	Yes
*Expected Ratings:	S&P/DBRS
*PXing Speed:	1.3% ABS to 10% Call

*Investor Presentation:	www.dealroadshow.com	Passcode:	CRART181
*Intexnet:	csfcrart_2018-1_premkt	Passcode:	93J3

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.